SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of American Balanced Fund, Inc., a  Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:AMERICAN BALANCED FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Market
Steuart Tower, Suite 1800
San Francisco, CA  94105

Telephone Number (including area code):        415/421-9360

Name and Address of Agent for Service of Process:

Patrick F. Quan
Capital Research and Management Company
One Market
Steuart Tower, Suite 1800
San Francisco, CA  94105

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X *        NO:

*In connection with a reorganization changing domicile from Maryland to Delaware, the Registrant, American Balanced Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of American Balanced Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on February 26, 2010, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended.  The amendment is effective March 1, 2010.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco, State of California, on the 26th day of February, 2010.

Signature:

AMERICAN BALANCED FUND
(Name of Registrant)

By: /s/ Robert G. O’Donnell
Robert G. O’Donnell, Vice Chairman
  and Principal Executive Officer

Attest: /s/ Patrick F. Quan
Patrick F. Quan, Secretary